Securities & Exchange Commission
Washington, DC

7/30/99

RE: File Number 811-09125

This letter is to request withdrawal of the 485BPOS filing, Post-effective Amendment #3, made today (July 30, 1999), accession # 0001011996-99-000015, pursuant to Rule 477.

This should have been a 485APOS filing and will be resubmitted as such.




J. Andre Weisbrod
(Signature)